TRACON Pharmaceuticals, Inc.

4350 La Jolla Village Drive, Suite 800

San Diego, California 92122

March 22, 2023

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Doris Stacey Gama

RE: TRACON Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-270589

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. Eastern Time on March 24, 2023, or as soon thereafter as is practicable.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with Matthew Browne of Cooley LLP, counsel to the Registrant, at (858) 550-6045.

TRACON Pharmaceuticals, inc.

By: /s/ Scott Brown

Scott Brown

Chief Financial Officer